UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-266555) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 2, 2024

Mizuho Financial Group, Inc.

By:	/s/ Takefumi Yonezawa
Name:	Takefumi Yonezawa
Title:	Senior Executive Officer / Group CFO

For Immediate Release:

Consolidated Financial Statements for the Third Quarter of Fiscal 2023 (Nine months ended December 31, 2023) (Under Japanese GAAP)

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)	February 2, 2024

Stock Code Number (Japan):	8411
Stock Exchange Listings:	Tokyo Stock Exchange (Prime Market), New York Stock Exchange
URL:	https://www.mizuhogroup.com
Representative:	Masahiro Kihara	President & Group CEO
For Inquiry:	Yasutoshi Tanaka	General Manager of Accounting	Phone:	+81-3-6838-6101
Filing of Shihanki Hokokusho (scheduled):		February 14, 2024	Trading Accounts:	Established
Commencement of Dividend Payment (scheduled):		-
Supplementary Materials on Quarterly Results:		Attached
IR Conference on Quarterly Results:		Not Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the Third Quarter of Fiscal 2023 (for the nine months ended December 31, 2023)

(1) Consolidated Results of Operations (Accumulated Period)

(%: Changes from the corresponding period of the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profit Attributable to Owners of Parent
	¥ million	%	¥ million	%	¥ million	%
3Q F2023	6,160,482	42.9	882,850	34.1	642,320	18.2
3Q F2022	4,308,147	83.6	658,150	32.2	543,277	13.5

Note:	Comprehensive Income: 3Q F2023: ¥972,881 million, —%; 3Q F2022: ¥86,714 million, (65.4)%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
3Q F2023	253.41	253.41
3Q F2022	214.36	214.36

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
3Q F2023	271,148,694	9,941,616	3.6
Fiscal 2022	254,258,203	9,208,463	3.5

Reference:	Own Capital: As of December 31, 2023: ¥9,862,575 million; As of March 31, 2023: ¥9,133,294 million

Note:

Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Non-controlling Interests) / Total Assets × 100

Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2022	—	42.50	—	42.50	85.00
Fiscal 2023	—	50.00	—
Fiscal 2023 (estimate)				50.00	100.00

Note:	Revision of the latest announced estimates for cash dividends for shareholders of common stock: No

3. Consolidated Earnings Estimates for Fiscal 2023 (for the fiscal year ending March 31, 2024)

	(%: Changes from the previous fiscal year)
	Profit Attributable to Owners of Parent		Net Income per Share of Common Stock
	¥ million	%	¥
Fiscal 2023	640,000	15.2	252.48

Notes:	1.	Revision of the latest announced earnings estimates for fiscal 2023: No
	2.	The number of shares of common stock used in the above per share information is based on the weighted average of the average number of outstanding shares (excluding treasury stock) during 1Q, 2Q and 3Q and the number of outstanding shares (excluding treasury stock) as of December 31, 2023 (which is used as a proxy for the average number of outstanding shares during the remainder of the relevant period).

Notes

(1) Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Adoption of Specified Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements: No

(3) Changes in Accounting Policies and Accounting Estimates / Restatements

i. Changes in accounting policies due to revisions of accounting standards: Yes

ii. Changes in accounting policies other than i above: No

iii. Changes in accounting estimates: No

iv. Restatements: No

Note: For more information, please refer to “1.(1) Changes in Accounting Policies and Accounting Estimates / Restatements” on page 1-2 of the attachment.

(4) Issued Shares of Common Stock

i. Period-end issued shares (including treasury stock):	As of December 31, 2023	2,539,249,894 shares	As of March 31, 2023	2,539,249,894 shares
ii. Period-end treasury stock:	As of December 31, 2023	4,434,920 shares	As of March 31, 2023	5,027,306 shares
iii. Average outstanding shares (accumulated period):	3Q Fiscal 2023	2,534,658,103 shares	3Q Fiscal 2022	2,534,327,656 shares

This immediate release is outside the scope of quarterly review by certified public accountants or audit firms.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of geopolitical disruptions; intensification of competition in the market for financial services; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our medium-term business plan and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3. D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on December 27, 2023, both of which are available in the Financial Information section of our web page at www.mizuhogroup.com and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

m Contents of Attachment

1. Matters Related to Summary Information (Notes)	p. 1-2
(1) Changes in Accounting Policies and Accounting Estimates / Restatements	p. 1-2

2. Quarterly Consolidated Financial Statements and Others	p. 1-3
(1) Consolidated Balance Sheets	p. 1-3
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p. 1-5
(3) Note for Assumption of Going Concern	p. 1-7
(4) Note for Significant Changes in the Amount of Shareholders’ Equity	p. 1-7
øSELECTED FINANCIAL INFORMATION For the Third Quarter of Fiscal 2023

Note to XBRL

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

1-1

Mizuho Financial Group, Inc.

1. Matters Related to Summary Information (Notes)

(1) Changes in Accounting Policies and Accounting Estimates / Restatements

(Changes in Accounting Policies)

(Implementation of ASU2016-13, “Measurement of Credit Losses on Financial Instruments”)

Some overseas subsidiaries which apply U.S. GAAP and are considered non-public business entities have adopted ASU2016-13, “Measurement of Credit Losses on Financial Instruments” from the beginning of the first quarter ended June 30, 2023. This update has replaced the incurred loss impairment methodology under previous U.S. GAAP with a methodology that reflects expected credit losses with respect to financial instruments in the amortized cost category, and full lifetime expected credit losses have been estimated upon initial recognition and a reserve has been recognized. In adopting the accounting standard, Retained Earnings was adjusted for the cumulative effect at the beginning of the first quarter ended June 30, 2023 in accordance with transitional treatment set out in the accounting standard.

As a result, at the beginning of the first quarter ended June 30, 2023, Reserves for Possible Losses on Loans increased by ¥1,188 million, Reserves for Contingencies increased by ¥1,485 million and Retained Earnings decreased by ¥1,883 million.

1-2

Mizuho Financial Group, Inc.

2. Quarterly Consolidated Financial Statements and Others

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2023	As of December 31, 2023
Assets
Cash and Due from Banks	¥67,152,100	¥66,675,039
Call Loans and Bills Purchased	1,386,895	1,028,132
Receivables under Resale Agreements	11,693,419	19,017,294
Guarantee Deposits Paid under Securities Borrowing Transactions	1,897,429	1,940,810
Other Debt Purchased	3,836,735	4,248,375
Trading Assets	17,404,494	21,391,511
Money Held in Trust	514,607	547,119
Securities	37,363,140	39,355,280
Loans and Bills Discounted	88,687,155	91,738,654
Foreign Exchange Assets	2,408,587	2,269,844
Derivatives other than for Trading Assets	2,184,875	2,737,723
Other Assets	8,689,547	8,240,489
Tangible Fixed Assets	1,105,851	1,123,832
Intangible Fixed Assets	572,719	687,648
Net Defined Benefit Asset	859,271	760,955
Deferred Tax Assets	316,168	199,286
Customers’ Liabilities for Acceptances and Guarantees	8,905,643	9,893,645
Reserves for Possible Losses on Loans	(720,437)	(706,947)
Reserve for Possible Losses on Investments	(1)	(2)

Total Assets	¥254,258,203	¥271,148,694

1-3

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2023	As of December 31, 2023
Liabilities
Deposits	¥150,498,976	¥148,469,120
Negotiable Certificates of Deposit	13,788,347	17,556,689
Call Money and Bills Sold	1,814,873	1,555,058
Payables under Repurchase Agreements	25,735,560	35,273,822
Guarantee Deposits Received under Securities Lending Transactions	757,842	773,780
Commercial Paper	1,782,111	1,541,661
Trading Liabilities	12,698,007	15,001,675
Borrowed Money	4,155,480	5,608,362
Foreign Exchange Liabilities	671,552	848,057
Short-term Bonds	477,141	462,301
Bonds and Notes	11,371,189	11,365,532
Due to Trust Accounts	1,534,097	1,023,850
Derivatives other than for Trading Liabilities	2,749,138	4,033,563
Other Liabilities	7,777,025	7,490,377
Reserve for Bonus Payments	126,694	93,520
Reserve for Variable Compensation	2,381	1,894
Net Defined Benefit Liability	68,429	68,454
Reserve for Director and Corporate Auditor Retirement Benefits	539	589
Reserve for Possible Losses on Sales of Loans	15,049	21,794
Reserve for Contingencies	13,706	19,065
Reserve for Reimbursement of Deposits	13,695	10,918
Reserve for Reimbursement of Debentures	7,798	5,501
Reserves under Special Laws	3,352	3,354
Deferred Tax Liabilities	22,391	26,499
Deferred Tax Liabilities for Revaluation Reserve for Land	58,711	57,986
Acceptances and Guarantees	8,905,643	9,893,645

Total Liabilities	¥245,049,740	¥261,207,078

Net Assets
Common Stock	¥2,256,767	¥2,256,767
Capital Surplus	1,129,267	1,129,267
Retained Earnings	5,093,911	5,501,306
Treasury Stock	(8,786)	(8,444)

Total Shareholders’ Equity	8,471,160	8,878,897

Net Unrealized Gains (Losses) on Other Securities	564,495	773,273
Deferred Gains or Losses on Hedges	(358,102)	(349,849)
Revaluation Reserve for Land	129,321	127,792
Foreign Currency Translation Adjustments	144,093	294,788
Remeasurements of Defined Benefit Plans	182,306	137,584
Own Credit Risk Adjustments, Net of Tax	19	88

Total Accumulated Other Comprehensive Income	662,133	983,677

Stock Acquisition Rights	5	5
Non-Controlling Interests	75,163	79,035

Total Net Assets	9,208,463	9,941,616

Total Liabilities and Net Assets	¥254,258,203	¥271,148,694

1-4

Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	For the nine months ended December 31, 2022	For the nine months ended December 31, 2023
Ordinary Income	¥4,308,147	¥6,160,482
Interest Income	2,050,840	4,061,818
Interest on Loans and Bills Discounted	1,175,714	2,020,883
Interest and Dividends on Securities	268,434	460,495
Fiduciary Income	43,548	45,536
Fee and Commission Income	640,453	738,392
Trading Income	1,056,220	909,834
Other Operating Income	389,222	251,861
Other Ordinary Income	127,861	153,038
Ordinary Expenses	3,649,996	5,277,631
Interest Expenses	1,326,742	3,404,582
Interest on Deposits	495,216	1,230,987
Fee and Commission Expenses	125,607	149,756
Trading Expenses	843,720	387,416
Other Operating Expenses	140,296	67,424
General and Administrative Expenses	1,057,623	1,172,275
Other Ordinary Expenses	156,004	96,176

Ordinary Profits	658,150	882,850

Extraordinary Gains	41,945	42,212
Extraordinary Losses	10,134	3,609

Income before Income Taxes	689,961	921,452

Income Taxes:
Current	94,750	224,731
Deferred	47,787	51,282

Total Income Taxes	142,537	276,014

Profit	547,423	645,438

Profit Attributable to Non-controlling Interests	4,146	3,118

Profit Attributable to Owners of Parent	¥543,277	¥642,320

1-5

Mizuho Financial Group, Inc.

Consolidated Statements of Comprehensive Income

	Millions of yen
	For the nine months ended December 31, 2022	For the nine months ended December 31, 2023
Profit	¥547,423	¥645,438
Other Comprehensive Income	(460,709)	327,443
Net Unrealized Gains (Losses) on Other Securities	(491,119)	210,789
Deferred Gains or Losses on Hedges	(150,531)	8,422
Foreign Currency Translation Adjustments	195,641	136,694
Remeasurements of Defined Benefit Plans	(43,681)	(44,367)
Own Credit Risk Adjustments, Net of Tax	19	68
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	28,962	15,836

Comprehensive Income	86,714	972,881

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	81,264	965,394
Comprehensive Income Attributable to Non-controlling Interests	5,450	7,487

1-6

Mizuho Financial Group, Inc.

(3) Note for Assumption of Going Concern

There is no applicable information.

(4) Note for Significant Changes in the Amount of Shareholders’ Equity

There is no applicable information.

1-7

SELECTED FINANCIAL INFORMATION

For the Third Quarter of Fiscal 2023

(Nine months ended December 31, 2023)

(Under Japanese GAAP)

Mizuho Financial Group, Inc.

C O N T E N T S

Notes: “CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”) “NON”: Non-consolidated figures for Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

FINANCIAL INFORMATION FOR THE THIRD QUARTER OF FISCAL 2023	See above Notes		Page

1. Income Analysis	CON	NON	2-1

2. Net Gains/Losses on Stocks	CON	NON	2-3

3. Unrealized Gains/Losses on Securities	CON	NON	2-4

4. Status of Non Performing Loans based on the Banking Act (“BA”) and the Financial Reconstruction Act (“FRA”)	CON	NON	2-7

5. Status of Deposits and Loans	NON		2-11

Attachments			Page
Mizuho Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)			2-13
Comparison of Non-Consolidated Statements of Income (selected items)			2-14

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of geopolitical disruptions; intensification of competition in the market for financial services; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our medium-term business plan and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on December 27, 2023, both of which are available in the Financial Information section of our web page at www.mizuhogroup.com and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

FINANCIAL INFORMATION FOR THE THIRD QUARTER OF FISCAL 2023

1. Income Analysis

Consolidated

		(Billions of yen)
		Third Quarter of Fiscal 2023 (Accumulated Period)		Third Quarter of Fiscal 2022 (Accumulated Period)
			Change
Consolidated Gross Profits	1	1,998.2	254.3	1,743.9
Net Interest Income	2	657.2	(66.8)	724.0
Fiduciary Income	3	45.5	1.9	43.5
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	588.6	73.7	514.8
Net Trading Income	6	522.4	309.9	212.4
Net Other Operating Income	7	184.4	(64.4)	248.9
General and Administrative Expenses	8	(1,172.2)	(114.6)	(1,057.6)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans)	9	(19.2)	50.9	(70.1)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	10	5.3	0.5	4.7
Net Gains (Losses) related to Stocks	11	79.5	32.0	47.4
Equity in Income from Investments in Affiliates	12	17.1	(3.5)	20.6
Other	13	(25.9)	4.9	(30.8)

Ordinary Profits	14	882.8	224.7	658.1

Net Extraordinary Gains (Losses)	15	38.6	6.7	31.8
Income before Income Taxes	16	921.4	231.4	689.9
Income Taxes	17	(276.0)	(133.4)	(142.5)
Profit	18	645.4	98.0	547.4
Profit Attributable to Non-controlling Interests	19	(3.1)	1.0	(4.1)

Profit Attributable to Owners of Parent	20	642.3	99.0	543.2

Credit-related Costs (including Credit Costs for Trust Accounts)	21	(13.8)	51.4	(65.3)

Credit-related Costs [21] = Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans) [9] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [10] + Credit Costs for Trust Accounts [4]

Reference:
Consolidated Net Business Profits	22	817.9	141.6	676.2

Consolidated Net Business Profits [22] = Consolidated Gross Profits [1] - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	23	209	42	167
Number of affiliates under the equity method	24	23	(3)	26

2-1

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

		(Billions of yen)
		Third Quarter of Fiscal 2023 (Accumulated Period)				Third Quarter of Fiscal 2022 (Accumulated Period)
		MHBK	MHTB	Aggregate Figures	Change
Gross Profits	1	1,152.6	77.8	1,230.5	104.6	1,125.8
Net Interest Income	2	626.8	14.0	640.9	(17.2)	658.1
Fiduciary Income	3		45.8	45.8	1.8	44.0
Trust Fees for Jointly Operated Designated Money Trust	4		2.9	2.9	(0.0)	2.9
Credit Costs for Trust Accounts	5		—	—	—	—
Net Fee and Commission Income	6	305.9	18.0	323.9	19.6	304.3
Net Trading Income	7	130.7		130.7	137.4	(6.6)
Net Other Operating Income	8	89.0	(0.0)	89.0	(37.0)	126.0
General and Administrative Expenses (excluding Non-Recurring Losses)	9	(606.3)	(60.2)	(666.6)	(40.0)	(626.6)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) (1)	10	546.2	17.5	563.8	64.6	499.2
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas (2)	11	506.4	17.5	524.0	(14.8)	538.9
Excluding Net Gains (Losses) from redemption of Investment Trusts	12	480.6	17.5	498.2	(17.6)	515.8

Reversal of (Provision for) General Reserve for Losses on Loans	13	—	—	—	24.3	(24.3)

Net Business Profits	14	546.2	17.5	563.8	88.9	474.9
Net Gains (Losses) related to Bonds	15	39.8	(0.0)	39.8	79.4	(39.6)

Net Non-Recurring Gains (Losses)	16	57.6	9.9	67.6	25.8	41.7
Net Gains (Losses) related to Stocks	17	58.7	2.8	61.5	23.5	38.0
Expenses related to Portfolio Problems	18	(11.4)	(0.0)	(11.4)	0.7	(12.2)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	19	7.8	0.8	8.7	4.3	4.3
Other	20	2.5	6.2	8.8	(2.7)	11.5

Ordinary Profits	21	603.9	27.5	631.4	114.8	516.6

Net Extraordinary Gains (Losses)	22	39.7	(0.0)	39.6	3.7	35.9
Income before Income Taxes	23	643.7	27.4	671.1	118.5	552.6
Income Taxes	24	(209.9)	(7.2)	(217.1)	(65.5)	(151.5)

Net Income	25	433.8	20.2	454.0	53.0	401.0

(1)   Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of “Credit Costs for Trust Accounts” [5].

(2)   Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas[11]

=Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)[10]-Net Gains (Losses) related to Bonds[15]

Credit-related Costs	26	(3.5)	0.8	(2.7)	29.4	(32.1)

Credit-related Costs [26] = Expenses related to Portfolio Problems [18] + Reversal of (Provision for) General Reserve for Losses on Loans [13] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [19] + Credit Costs for Trust Accounts [5]

Reference: Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	27		—	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	28	(38.6)	0.7	(37.8)	(13.6)	(24.1)
Losses on Write-offs of Loans	29	(7.4)	(0.0)	(7.4)	(5.8)	(1.6)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	30	30.6	0.0	30.6	48.0	(17.3)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	31	12.2	—	12.2	(3.8)	16.1
Reversal of (Provision for) Reserve for Contingencies	32	1.1	—	1.1	4.2	(3.1)
Other (including Losses on Sales of Loans)	33	(1.5)	—	(1.5)	0.4	(2.0)
Total	34	(3.5)	0.8	(2.7)	29.4	(32.1)

2-2

Mizuho Financial Group, Inc.

2. Net Gains/Losses on Stocks

Consolidated

	(Billions of yen)
	Third Quarter of Fiscal 2023 (Accumulated Period)		Third Quarter of Fiscal 2022 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	79.5	32.0	47.4
Gains on Sales	122.8	29.9	92.8
Losses on Sales	(13.1)	28.9	(42.0)
Impairment (Devaluation)	(2.2)	(0.7)	(1.5)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(27.9)	(26.1)	(1.7)
Non-Consolidated
Aggregate Figures for the 2 Banks	Third Quarter of Fiscal 2023 (Accumulated Period)		Third Quarter of Fiscal 2022 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	61.5	23.5	38.0
Gains on Sales	110.7	27.3	83.3
Losses on Sales	(9.7)	31.0	(40.7)
Impairment (Devaluation)	(11.5)	(8.7)	(2.8)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(27.9)	(26.1)	(1.7)

Mizuho Bank	Third Quarter of Fiscal 2023 (Accumulated Period)		Third Quarter of Fiscal 2022 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	58.7	22.5	36.1
Gains on Sales	107.8	29.0	78.8
Losses on Sales	(9.6)	28.5	(38.2)
Impairment (Devaluation)	(11.5)	(8.8)	(2.7)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(27.9)	(26.1)	(1.7)

Mizuho Trust & Banking	Third Quarter of Fiscal 2023 (Accumulated Period)		Third Quarter of Fiscal 2022 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	2.8	0.9	1.9
Gains on Sales	2.9	(1.6)	4.5
Losses on Sales	(0.0)	2.5	(2.5)
Impairment (Devaluation)	—	0.0	(0.0)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	—	—	—

2-3

Mizuho Financial Group, Inc.

3. Unrealized Gains/Losses on Securities

•	Stocks and others without a quoted market price and Investments in Partnerships are excluded.

Consolidated

(1) Other Securities

	(Billions of yen)
	As of December 31, 2023				As of March 31, 2023				As of September 30, 2023 (Reference)
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
	(=Fair Value)		Gains	Losses	(=Fair Value)		Gains	Losses	(=Fair Value)		Gains	Losses
MHFG (Consolidated)
Other Securities	34,650.5	1,103.4	2,070.5	967.0	34,403.4	789.8	1,596.3	806.4	40,346.5	656.4	2,029.1	1,372.6
Japanese Stocks	2,878.3	1,922.5	1,931.1	8.6	2,515.7	1,518.3	1,548.4	30.0	2,906.2	1,932.4	1,938.8	6.3
Japanese Bonds	17,752.2	(54.4)	22.4	76.8	20,239.2	(61.4)	14.4	75.9	23,474.6	(77.3)	17.3	94.6
Japanese Government Bonds	14,317.6	(17.5)	13.4	30.9	16,449.2	(31.9)	3.8	35.8	19,893.0	(32.0)	8.9	40.9
Other	14,020.0	(764.6)	116.8	881.5	11,648.4	(667.0)	33.3	700.4	13,965.6	(1,198.6)	72.9	1,271.5
Foreign Bonds	11,281.4	(632.5)	30.6	663.1	9,554.5	(580.6)	14.7	595.4	11,261.6	(1,063.7)	2.9	1,066.6

* In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

*   Other Securities mainly including Foreign Bonds are hedged by using derivative instruments, which apply the deferred method of hedge accounting. Deferred Hedge Gains/Losses before tax adjustment as of December 31, 2023, September 30, 2023 and March 31, 2023 are ¥5.8 billion (Foreign Bonds ¥150.4 billion and Japanese Government Bonds ¥(4.7) billion), ¥365.0 billion (Foreign Bonds ¥480.7 billion and Japanese Government Bonds ¥(3.2) billion) and ¥59.0 billion (Foreign Bonds ¥125.9 billion and Japanese Government Bonds ¥(14.5) billion), respectively. Unrealized Gains/Losses applying deferred hedging accounting among hedging instruments as of December 31, 2023, September 30, 2023 and March 31, 2023 are ¥1,109.2 billion (Foreign Bonds ¥(482.0) billion and Japanese Government Bonds ¥(22.2) billion), ¥1,021.4 billion (Foreign Bonds ¥(582.9) billion and Japanese Government Bonds ¥(35.2) billion) and ¥848.9 billion (Foreign Bonds ¥(454.7) billion and Japanese Government Bonds ¥(46.4) billion), respectively.

(2) Bonds Held to Maturity
	(Billions of yen)
	As of December 31, 2023				As of March 31, 2023				As of September 30, 2023 (Reference)
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHFG (Consolidated)	3,274.7	(137.3)	17.0	154.3	2,048.1	(133.0)	2.5	135.6	2,996.4	(261.6)	0.6	262.3

2-4

Mizuho Financial Group, Inc.

Non-Consolidated Aggregate Figures for the 2 Banks (1) Other Securities
	(Billions of yen)
	As of December 31, 2023				As of March 31, 2023				As of September 30, 2023 (Reference)
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
	(=Fair Value)		Gains	Losses	(=Fair Value)		Gains	Losses	(=Fair Value)		Gains	Losses
MHBK
Other Securities	33,678.1	924.9	1,890.3	965.3	33,455.8	651.4	1,456.7	805.3	39,387.2	485.1	1,856.3	1,371.2
Japanese Stocks	2,635.2	1,746.5	1,753.8	7.2	2,306.6	1,380.9	1,411.1	30.1	2,669.5	1,763.9	1,769.1	5.2
Japanese Bonds	17,658.3	(54.8)	22.0	76.8	20,155.1	(61.8)	14.0	75.9	23,375.2	(77.6)	16.9	94.6
Japanese Government Bonds	14,306.6	(17.5)	13.4	30.9	16,438.0	(31.9)	3.8	35.8	19,882.0	(32.0)	8.9	40.9
Other	13,384.5	(766.7)	114.4	881.2	10,994.0	(667.6)	31.5	699.2	13,342.3	(1,201.1)	70.2	1,271.3
Foreign Bonds	10,695.1	(633.1)	29.7	662.8	8,953.1	(580.7)	14.0	594.7	10,696.2	(1,064.8)	1.6	1,066.4
MHTB
Other Securities	224.0	100.8	102.1	1.3	209.8	79.0	81.2	2.2	227.0	97.4	98.5	1.1
Japanese Stocks	158.2	99.8	101.1	1.3	138.2	78.0	80.2	2.1	155.7	96.4	97.4	1.0
Japanese Bonds	60.4	0.3	0.3	0.0	65.6	0.3	0.3	0.0	65.8	0.3	0.3	0.0
Japanese Government Bonds	—	—	—	—	—	—	—	—	—	—	—	—
Other	5.3	0.6	0.6	0.0	5.8	0.6	0.6	0.0	5.5	0.7	0.7	0.0
Foreign Bonds	—	—	—	—	—	—	—	—	—	—	—	—
Total
Other Securities	33,902.2	1,025.8	1,992.5	966.7	33,665.6	730.4	1,537.9	807.5	39,614.3	582.5	1,954.8	1,372.3
Japanese Stocks	2,793.5	1,846.4	1,855.0	8.5	2,444.9	1,458.9	1,491.3	32.3	2,825.2	1,860.3	1,866.6	6.2
Japanese Bonds	17,718.7	(54.4)	22.4	76.8	20,220.8	(61.4)	14.4	75.9	23,441.0	(77.3)	17.3	94.6
Japanese Government Bonds	14,306.6	(17.5)	13.4	30.9	16,438.0	(31.9)	3.8	35.8	19,882.0	(32.0)	8.9	40.9
Other	13,389.9	(766.1)	115.0	881.2	10,999.8	(666.9)	32.2	699.2	13,347.9	(1,200.4)	70.9	1,271.3
Foreign Bonds	10,695.1	(633.1)	29.7	662.8	8,953.1	(580.7)	14.0	594.7	10,696.2	(1,064.8)	1.6	1,066.4

*	In addition to “Securities” on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*

Other Securities mainly including Foreign Bonds are hedged by using derivative instruments, which apply the deferred method of hedge accounting. Deferred Hedge Gains/Losses before tax adjustment (aggregate figures for the 2 banks) as of December 31, 2023, September 30, 2023 and March 31, 2023 are ¥5.8 billion (Foreign Bonds ¥150.4 billion and Japanese Government Bonds ¥(4.7) billion), ¥365.0 billion (Foreign Bonds ¥480.7 billion and Japanese Government Bonds ¥(3.2) billion) and ¥59.0 billion (Foreign Bonds ¥125.9 billion and Japanese Government Bonds ¥(14.5) billion), respectively. Unrealized Gains/Losses applying deferred hedging accounting among hedging instruments (aggregate figures for the 2 banks) as of December 31, 2023, September 30, 2023 and March 31, 2023 are ¥1,031.6 billion (Foreign Bonds ¥(482.6) billion and Japanese Government Bonds ¥(22.2) billion), ¥947.5 billion (Foreign Bonds ¥(584.0) billion and Japanese Government Bonds ¥(35.2) billion) and ¥789.5 billion (Foreign Bonds ¥(454.7) billion and Japanese Government Bonds ¥(46.4) billion), respectively.

2-5

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

	(Billions of yen)
	As of December 31, 2023				As of March 31, 2023				As of September 30, 2023 (Reference)
		Unrealized Gains/Losses				Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses	Book Value		Gains	Losses
MHBK	3,274.7	(137.3)	17.0	154.3	2,048.1	(133.0)	2.5	135.6	2,996.4	(261.6)	0.6	262.3
MHTB	—	—	—	—	—	—	—	—	—	—	—	—
Total	3,274.7	(137.3)	17.0	154.3	2,048.1	(133.0)	2.5	135.6	2,996.4	(261.6)	0.6	262.3

(3) Investments in Subsidiaries and Affiliates

	(Billions of yen)
	As of December 31, 2023				As of March 31, 2023				As of September 30, 2023 (Reference)
		Unrealized Gains/Losses				Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses	Book Value		Gains	Losses
MHBK	106.1	380.5	380.5	—	106.1	355.9	355.9	—	106.1	438.3	438.3	—
MHTB	—	—	—	—	—	—	—	—	—	—	—	—
Total	106.1	380.5	380.5	—	106.1	355.9	355.9	—	106.1	438.3	438.3	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge accounting and others.

Unrealized Gains/Losses on Other Securities after excluding such Income/Loss (the “base amount”) are recorded directly to Net Assets after necessary adjustments.

The base amounts are as follows:

Consolidated

	(Billions of yen)
	As of December 31, 2023		As of March 31, 2023	As of September 30, 2023 (Reference)
	Unrealized Gains/Losses		Unrealized Gains/Losses	Unrealized Gains/Losses
		Change
Other Securities	1,057.1	303.8	753.3	608.4
Japanese Stocks	1,876.3	394.5	1,481.7	1,884.7
Japanese Bonds	(54.4)	7.0	(61.4)	(77.3)
Japanese Government Bonds	(17.5)	14.3	(31.9)	(32.0)
Other	(764.7)	(97.8)	(666.9)	(1,198.9)
Foreign Bonds	(632.6)	(52.0)	(580.5)	(1,064.0)

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2023		As of March 31, 2023	As of September 30, 2023 (Reference)
	Unrealized Gains/Losses		Unrealized Gains/Losses	Unrealized Gains/Losses
		Change
Other Securities	979.6	285.7	693.8	534.7
Japanese Stocks	1,800.2	377.9	1,422.3	1,812.6
Japanese Bonds	(54.4)	7.0	(61.4)	(77.3)
Japanese Government Bonds	(17.5)	14.3	(31.9)	(32.0)
Other	(766.1)	(99.1)	(666.9)	(1,200.4)
Foreign Bonds	(633.1)	(52.4)	(580.7)	(1,064.8)

2-6

Mizuho Financial Group, Inc.

4. Status of Non Performing Loans based on the Banking Act (“BA”) and the Financial Reconstruction Act (“FRA”)

Consolidated

	(Billions of yen)
	As of December 31, 2023	Change	As of March 31, 2023	As of September 30, 2023 (Reference)
Claims against Bankrupt and Substantially Bankrupt Obligors	34.9	(8.9)	43.8	39.3
Claims with Collection Risk	642.3	(13.0)	655.3	615.4
Claims for Special Attention	500.5	128.1	372.4	504.8
Loans Past Due for 3 Months or More	0.7	0.4	0.2	3.5
Restructured Loans	499.8	127.6	372.1	501.3
Sub-total[1]	1,177.8	106.1	1,071.6	1,159.6
Normal Claims	104,296.1	3,839.0	100,457.0	104,799.7

Total[2]	105,473.9	3,945.2	101,528.7	105,959.3

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	99.5	12.3	87.2	106.9

	(%)
NPL ratio[1]/[2]	1.11	0.06	1.05	1.09

Trust Account

(Billions of yen)
	As of December 31, 2023	Change	As of March 31, 2023	As of September 30, 2023 (Reference)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—
Claims with Collection Risk	—	—	—	—
Claims for Special Attention	—	—	—	—
Loans Past Due for 3 Months or More	—	—	—	—
Restructured Loans	—	—	—	—
Sub-total[3]	—	—	—	—
Normal Claims	2.3	(0.4)	2.8	2.4

Total[4]	2.3	(0.4)	2.8	2.4

(%)
NPL ratio[3]/[4]	—	—	—	—

2-7

Mizuho Financial Group, Inc.

Consolidated + Trust Account

	(Billions of yen)
	As of December 31, 2023	Change	As of March 31, 2023	As of September 30, 2023 (Reference)
Claims against Bankrupt and Substantially Bankrupt Obligors	34.9	(8.9)	43.8	39.3
Claims with Collection Risk	642.3	(13.0)	655.3	615.4
Claims for Special Attention	500.5	128.1	372.4	504.8
Loans Past Due for 3 Months or More	0.7	0.4	0.2	3.5
Restructured Loans	499.8	127.6	372.1	501.3
Sub-total[5]	1,177.8	106.1	1,071.6	1,159.6
Normal Claims	104,298.4	3,838.6	100,459.8	104,802.2

Total[6]	105,476.3	3,944.8	101,531.5	105,961.8

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	99.5	12.3	87.2	106.9

	(%)
NPL ratio[5]/[6]	1.11	0.06	1.05	1.09

Trust account represents trust accounts that guarantee principals in the agreement.

2-8

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

(Banking Account + Trust Account)

	(Billions of yen)
	As of December 31, 2023	Change	As of March 31, 2023	As of September 30, 2023 (Reference)
Claims against Bankrupt and Substantially Bankrupt Obligors	24.6	(9.3)	34.0	28.5
Claims with Collection Risk	650.4	(8.0)	658.4	617.4
Claims for Special Attention	508.2	153.2	354.9	505.4
Loans Past Due for 3 Months or More	0.7	0.4	0.2	3.5
Restructured Loans	507.4	152.8	354.6	501.9
Sub-total[1]	1,183.3	135.8	1,047.4	1,151.4
Normal Claims	107,453.1	4,340.8	103,112.2	107,851.6

Total[2]	108,636.4	4,476.6	104,159.7	109,003.1

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	97.0	12.2	84.7	104.3

	(%)
NPL ratio[1]/[2]	1.08	0.08	1.00	1.05

Mizuho Bank

	(Billions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	24.4	(9.3)	33.8	28.4
Claims with Collection Risk	643.8	(7.3)	651.2	610.0
Claims for Special Attention	503.0	156.3	346.6	500.0
Loans Past Due for 3 Months or More	0.7	0.4	0.2	3.5
Restructured Loans	502.2	155.8	346.3	496.4
Sub-total[3]	1,171.3	139.6	1,031.7	1,138.5
Normal Claims	104,525.5	4,486.3	100,039.2	104,893.4

Total[4]	105,696.9	4,625.9	101,071.0	106,031.9

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	96.7	12.1	84.5	104.1

	(%)
NPL ratio[3]/[4]	1.10	0.08	1.02	1.07

2-9

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

(Banking Account)

	(Billions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	0.1	(0.0)	0.1	0.1
Claims with Collection Risk	6.5	(0.7)	7.2	7.3
Claims for Special Attention	5.2	(3.0)	8.2	5.4
Loans Past Due for 3 Months or More	—	—	—	—
Restructured Loans	5.2	(3.0)	8.2	5.4
Sub-total[5]	11.9	(3.7)	15.7	12.9
Normal Claims	2,925.1	(145.0)	3,070.2	2,955.7

Total[6]	2,937.1	(148.7)	3,085.9	2,968.7

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	0.2	0.0	0.2	0.2

	(%)
NPL ratio[5]/[6]	0.40	(0.10)	0.50	0.43

(Trust Account)

	(Billions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—
Claims with Collection Risk	—	—	—	—
Claims for Special Attention	—	—	—	—
Loans Past Due for 3 Months or More	—	—	—	—
Restructured Loans	—	—	—	—
Sub-total[7]	—	—	—	—
Normal Claims	2.3	(0.4)	2.8	2.4

Total[8]	2.3	(0.4)	2.8	2.4

	(%)
NPL ratio[7]/[8]	—	—	—	—

Trust account represents trust accounts that guarantee principals in the agreement.

2-10

Mizuho Financial Group, Inc.

5. Status of Deposits and Loans

Non-Consolidated

(1)-1 Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2023	Change	As of March 31, 2023	As of September 30, 2023 (Reference)
MHBK	142,992.5	(2,165.3)	145,157.9	141,361.6
MHTB	2,592.4	(187.5)	2,780.0	2,801.9

Total	145,585.0	(2,352.9)	147,937.9	144,163.5

(1)-2 Domestic Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2023	Change	As of March 31, 2023	As of September 30, 2023 (Reference)
MHBK	113,609.1	(2,793.6)	116,402.8	111,528.2
Individual deposits	48,564.1	1,255.6	47,308.5	47,786.6
MHTB	2,592.4	(187.5)	2,780.0	2,801.9
Individual deposits	752.7	(21.4)	774.2	768.8

Total	116,201.6	(2,981.2)	119,182.8	114,330.1

Individual deposits	49,316.9	1,234.1	48,082.7	4,855.4

Note: Above figures do not include deposits booked at overseas offices and offshore deposits.

(2) Loans and Bills Discounted

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2023	Change	As of March 31, 2023	As of September 30, 2023 (Reference)
MHBK	90,755.5	3,475.2	87,280.3	90,399.9
MHTB	2,913.8	(151.9)	3,065.7	2,946.9

Total	93,669.4	3,323.2	90,346.1	93,346.8

Note: Loans to MHFG are included as follows:

As of December 31, 2023: ¥631.0 billion (from MHBK)

As of September 30, 2023: ¥444.0 billion (from MHBK)

As of March 31, 2023: ¥810.0 billion (from MHBK)

2-11

Mizuho Financial Group, Inc.

(3) Interest Margins (Domestic Operations)

		(%)
		Third Quarter of Fiscal 2023 (Accumulated Period)		Third Quarter of Fiscal 2022 (Accumulated Period)
Mizuho Bank			Change
Return on Loans and Bills Discounted	1	0.75	(0.01)	0.76
Cost of Deposits	2	0.00	(0.00)	0.00

Loan and Deposit Rate Margin [1]-[2]	3	0.75	(0.01)	0.76

Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others

Return on Loans and Bills Discounted	4	0.77	(0.00)	0.77
Loan and Deposit Rate Margin [4]-[2]	5	0.76	(0.00)	0.77

		(%)
		Third Quarter of Fiscal 2023 (Accumulated Period)		Third Quarter of Fiscal 2022 (Accumulated Period)
Mizuho Trust & Banking			Change
Return on Loans and Bills Discounted	6	0.62	0.01	0.60
Cost of Deposits	7	0.00	(0.00)	0.00

Loan and Deposit Rate Margin [6]-[7]	8	0.61	0.02	0.59

Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others

Return on Loans and Bills Discounted	9	0.62	0.01	0.60
Loan and Deposit Rate Margin [9]-[7]	10	0.61	0.02	0.59

(Reference)		(%)
		Third Quarter of Fiscal 2023 (Accumulated Period)		Third Quarter of Fiscal 2022 (Accumulated Period)
Aggregate Figures for the 2 Banks			Change

Return on Loans and Bills Discounted	11	0.74	(0.00)	0.75
Cost of Deposits	12	0.00	(0.00)	0.00

Loan and Deposit Rate Margin [11]-[12]	13	0.74	(0.00)	0.75

Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others

Return on Loans and Bills Discounted	14	0.76	(0.00)	0.76
Loan and Deposit Rate Margin [14]-[12]	15	0.76	(0.00)	0.76

2-12

Mizuho Bank, Ltd.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of December 31, 2023 (A)	As of March 31, 2023 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥63,260,167	¥63,079,031	¥181,136
Call Loans	1,568,697	1,812,740	(244,043)
Receivables under Resale Agreements	4,267,301	868,058	3,399,243
Guarantee Deposits Paid under Securities Borrowing Transactions	157,713	156,807	906
Other Debt Purchased	727,712	651,514	76,197
Trading Assets	6,606,618	5,422,696	1,183,921
Money Held in Trust	505	504	0
Securities	38,968,799	37,110,218	1,858,580
Loans and Bills Discounted	90,755,583	87,280,378	3,475,204
Foreign Exchange Assets	2,195,362	2,293,584	(98,221)
Derivatives other than for Trading	8,249,423	8,392,051	(142,627)
Other Assets	6,604,445	7,910,755	(1,306,310)
Tangible Fixed Assets	867,636	858,037	9,599
Intangible Fixed Assets	385,774	352,884	32,889
Prepaid Pension Cost	354,182	403,530	(49,347)
Deferred Tax Assets	255,948	382,227	(126,279)
Customers’ Liabilities for Acceptances and Guarantees	11,228,918	10,003,767	1,225,150
Reserves for Possible Losses on Loans	(674,787)	(701,652)	26,865

Total Assets	¥235,780,003	¥226,277,135	¥9,502,867

Liabilities
Deposits	¥142,992,551	¥145,157,919	¥(2,165,367)
Negotiable Certificates of Deposit	17,203,405	13,272,253	3,931,151
Call Money	773,013	1,229,224	(456,210)
Payables under Repurchase Agreements	19,607,811	14,106,366	5,501,444
Guarantee Deposits Received under Securities Lending Transactions	37,714	93,216	(55,501)
Commercial Paper	1,541,661	1,782,111	(240,449)
Trading Liabilities	5,262,140	4,574,447	687,693
Borrowed Money	13,897,439	12,507,802	1,389,637
Foreign Exchange Liabilities	1,171,546	889,189	282,357
Bonds and Notes	613,264	585,861	27,403
Derivatives other than for Trading	9,563,671	8,976,741	586,930
Other Liabilities	5,025,451	6,320,855	(1,295,404)
Reserve for Bonus Payments	4,940	26,406	(21,466)
Reserve for Variable Compensation	601	757	(155)
Reserve for Possible Losses on Sales of Loans	21,794	15,049	6,745
Reserve for Contingencies	3,757	4,781	(1,024)
Reserve for Reimbursement of Deposits	10,358	12,980	(2,622)
Reserve for Reimbursement of Debentures	5,501	7,798	(2,296)
Deferred Tax Liabilities for Revaluation Reserve for Land	57,986	58,711	(724)
Acceptances and Guarantees	11,228,918	10,003,767	1,225,150

Total Liabilities	229,023,531	219,626,240	9,397,290

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	2,259,392	2,259,392	—
Capital Reserve	660,805	660,805	—
Other Capital Surplus	1,598,587	1,598,587	—
Retained Earnings	2,676,029	2,757,032	(81,003)
Appropriated Reserve	524,533	421,264	103,269
Other Retained Earnings	2,151,495	2,335,768	(184,272)
Retained Earnings Brought Forward	2,151,495	2,335,768	(184,272)

Total Shareholders’ Equity	6,339,487	6,420,490	(81,003)

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	650,198	468,873	181,324
Net Deferred Hedge Gains (Losses), net of Taxes	(361,005)	(367,790)	6,785
Revaluation Reserve for Land, net of Taxes	127,792	129,321	(1,529)

Total Valuation and Translation Adjustments	416,984	230,404	186,579

Total Net Assets	6,756,471	6,650,894	105,576

Total Liabilities and Net Assets	¥235,780,003	¥226,277,135	¥9,502,867

2-13

Mizuho Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO BANK

	Millions of yen
	For the nine months ended December 31, 2023 (A)	For the nine months ended December 31, 2022 (B)	Change (A) - (B)
Ordinary Income	¥4,183,269	¥2,452,241	¥1,731,028
Interest Income	3,336,873	1,711,852	1,625,020
Interest on Loans and Bills Discounted	1,855,379	1,075,050	780,329
Interest and Dividends on Securities	435,978	252,269	183,708
Fee and Commission Income	462,413	417,489	44,924
Trading Income	131,236	159	131,076
Other Operating Income	120,051	230,724	(110,673)
Other Ordinary Income	132,695	92,015	40,680

Ordinary Expenses	3,579,295	1,960,516	1,618,779
Interest Expenses	2,709,975	1,068,081	1,641,893
Interest on Deposits	1,179,758	467,139	712,619
Fee and Commission Expenses	156,501	132,135	24,365
Trading Expenses	447	6,827	(6,380)
Other Operating Expenses	30,974	104,467	(73,492)
General and Administrative Expenses	585,067	541,093	43,973
Other Ordinary Expenses	96,329	107,909	(11,580)

Ordinary Profits	603,973	491,724	112,249

Extraordinary Gains	42,110	40,014	2,095

Extraordinary Losses	2,351	8,261	(5,909)

Income before Income Taxes	643,732	523,478	120,253
Income Taxes:
Current	171,232	11,643	159,588
Deferred	38,683	132,067	(93,384)

Net Income	¥433,816	¥379,767	¥54,049

2-14